SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-23653

Horizon Offshore, Inc. 401 (k) Plan

(Full title of the plan)

Horizon Offshore, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	76-0487309 (I.R.S. employer identification no.)

2500 CityWest Boulevard Suite 2200 Houston, Texas (Address of principal executive offices)	77042 (Zip code)

TABLE OF CONTENTS

Report of Independent Certified Public Accountants
Report of Independent Auditors
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2002 AND 2001
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002
NOTES TO FINANCIAL STATEMENTS
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SCHEDULE OF NONEXEMPT TRANSACTIONS
INDEX TO EXHIBITS
Consent of Independent Certified Public Accountant
Consent of Independent Auditors
Certification of Bill J. Lam Pursuant to Sec.906
Certification of David W. Sharp - Section 906

HORIZON OFFSHORE, INC. 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2002

Report of Independent Certified Public Accountants

To the Participants and the
Administrator of Horizon Offshore, Inc. 401(k) Plan:

     We have audited the accompanying statement of net assets available for benefits of Horizon Offshore, Inc. 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

     Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Houston, Texas
June 20, 2003

Report of Independent Auditors

To the Participants and Administrator of
Horizon Offshore, Inc. 401 (k) Plan:

     In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Horizon Offshore, Inc. 401 (k) Plan (the “Plan”) at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 20, 2002

HORIZON OFFSHORE, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
INVESTMENTS	$4,054,737	$3,463,900
PARTICIPANT CONTRIBUTIONS RECEIVABLE	134,378	76,741
EMPLOYER CONTRIBUTIONS RECEIVABLE	42,148	24,954
OTHER RECEIVABLE FROM EMPLOYER	695	—

Total Assets	4,231,958	3,565,595
LIABILITIES
ADMINISTRATIVE EXPENSES PAYABLE	9,906	5,674

Total Liabilities	9,906	5,674

NET ASSETS AVAILABLE FOR BENEFITS	$4,222,052	$3,559,921

The accompanying notes are an integral part of these financial statements.

HORIZON OFFSHORE, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

2002

INVESTMENT INCOME:
Net depreciation in investments	$(915,998)
Interest and dividends	26,462
CONTRIBUTIONS:
Participants	1,308,242
Rollovers	21,817
Employer	411,091

Net additions	851,614
BENEFITS PAID TO PARTICIPANTS	147,846
ADMINISTRATIVE EXPENSES	41,637

Net increase	662,131
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,559,921

End of year	$4,222,052

The accompanying notes are an integral part of this financial statement.

HORIZON OFFSHORE, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. SUMMARY OF THE PLAN:

GENERAL

     The following description of the Horizon Offshore, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is for the exclusive benefit of all employees of Horizon Offshore, Inc., and its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.

ELIGIBILITY AND CONTRIBUTIONS

     All employees who were previously not covered by a benefit plan established pursuant to a certain collective bargaining agreement and who have been employed by the Company for six months and have attained the age of 18 are eligible to participate in the Plan.

     Participant contributions cannot be less than 1 percent nor more than 15 percent of a participant’s annual compensation up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS) ($11,000 for 2002). Beginning September 1, 2002, participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch-up” contribution, is subject to an annual maximum amount.

     The Company makes a matching contribution (Employer Matching Contribution), which in 2002 was equal to 50 percent of participant contributions, not to exceed 6 percent of participant compensation in any Plan year. The Employer Matching Contribution is invested directly in the Company’s common stock but may subsequently be transferred to another investment fund, at the participant’s direction, in accordance with provisions of the Plan. The Company may also contribute additional amounts at its sole discretion. No discretionary amounts were contributed in 2002 or 2001.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

     Each participant’s account is credited with the participant’s contribution, the Employer Matching Contribution and the participant’s share of the income and any appreciation or depreciation of the funds invested.

VESTED BENEFITS

     Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in the remainder of their accounts based on years of service with the Company in accordance with the following schedule:

Years of Vested	Vested
Service	Percentage

Less than 2	0%
2	20
3	40
4	60
5	80
6	100

     The Plan provides for a participant to be fully vested upon death, permanent disability or the employee’s normal retirement date. The Plan also provides that forfeitures, if any, will reduce the amount of the Company’s Employer Matching Contribution or Plan expenses. At December 31, 2002 and 2001, $54,507 and $68,216, respectively, of unallocated forfeitures were available to reduce future Company contributions or Plan expenses.

ADMINISTRATION

     The general administration of the Plan is vested with a Plan administrator. The Plan administrator is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants, and direct disbursements of benefits in accordance with the provisions of the Plan.

TRUSTEE AND CUSTODIAN OF PLAN ASSETS

     The board of directors of the Company entered into a contract with Reliance Trust Company whereby Reliance Trust Company serves as trustee and asset custodian of the Plan. Benefit Services Corporation serves as record keeper of the Plan. The trustee is authorized to receive contributions, manage, invest and reinvest the trust fund and authorize payments to such persons as it deems appropriate in accordance with the Plan. The term “trust fund” refers to all assets of whatsoever kind or nature that at any time, or from time to time, may be acquired or held by the trustee under the trust forming a part of the Plan.

     Subsequent to December 31, 2002, the Company changed the record keeper of the Plan to Metropolitan Life Insurance Company.

FUNDS

     Each participant has the right upon enrollment to select fund(s) in which the balance in the participant’s account will be invested. Participants can direct their investment balances in whole percentage increments into various guaranteed investment contracts, pooled separate accounts offered by Metropolitan Life Insurance Company and the Company’s common stock. Participants may subsequently change their investment options or transfer their balances between funds, in whole percentage increments, on any given day.

     During 2002, investments in the Company’s common stock represented approximately 47 percent of total 2002 contributions to the Plan. Investments in the Company’s common stock represented approximately 35 percent of total Plan assets as of December 31, 2002 and 2001.

LOANS

     Participants are not allowed to borrow from the Plan.

FEDERAL INCOME TAXES

     The Plan received a determination letter from the Internal Revenue Service dated November 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, therefore, the related trust is exempt from taxation. However, the Plan has been amended subsequent to the issuance of the determination. Plan amendments subsequent to the effective date of the IRS determination letter are not covered by the letter. The Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax exempt as of the financial statement dates.

BENEFITS

     The participant’s pretax contributions will be available to such participant in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 12 months.

     Upon death, permanent disability or retirement, each participant may elect to receive either a lump-sum amount equal to the value of his or her account or annuity payments over a period elected by the participant. Terminated employees are not required to withdraw amounts from their Plan accounts if such accounts are greater than $5,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING AND INVESTMENT VALUATION

     The financial statements of the Plan are presented on the accrual basis of accounting. Investment securities are recorded at cost when purchased but are adjusted to market value at the end of each month for financial reporting purposes.

     Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 5.25 percent in 2002. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than 3 percent and was 5.25 percent at December 31, 2002.

     The fair value of the participation units owned by the Plan in mutual funds is based on the mutual funds’ quoted market prices, which represent the net asset value of the underlying investments as reported by the funds on the last business day of the Plan year.

     The MetLife Stock Market Index Guarantee fund offered under the MetLife program is a pooled separate account. The value of the separate account is determined at the close of each business day based on market value. The value of the account is expressed in “units.” The units are net of daily investment management expenses. The unit value is the dollar value of one unit, determined as of the close of each business day.

     The Company’s common stock is valued at the last reported sales price on a national securities exchange on the last business day of the Plan year.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Net appreciation (depreciation) on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year,

rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s share of the investment income.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

     The Plan provides for various investments in guaranteed investment contracts, pooled separate accounts and the Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

EXPENSES

     Administrative expenses, including legal, trustee and accounting fees, are paid by forfeitures and allocations to participant accounts. Forfeitures are the portion of an employer’s contribution that may be lost when a participant separates from service before becoming 100 percent vested. Only the non-vested portions of employer contributions are subject to forfeiture. Benefits are recorded when paid.

TERMINATION OF THE PLAN

     The Plan is intended as a long-range permanent program; however, the Company reserves the right to change, suspend or discontinue the Plan at any time. In the event the Plan is discontinued, the participants will become 100 percent vested in their account value at the time of such discontinuance.

3. INVESTMENTS:

     The carrying values of individual investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2002 and 2001 are as follows:

2002-
Investments at fair value as determined by quoted market price

Pooled separate accounts-
Janus Balanced	$563,318
MetLife Stock Market Index Guarantee	308,727
American Century: 20th Century Ultra	349,575
Janus Worldwide	229,529
Horizon Offshore, Inc., common stock	1,478,683

Investments at contract value

Metropolitan Insurance Company, guaranteed investment contract, 5.25%	$451,139

2001-
Investments at fair value as determined by quoted market price

Pooled separate accounts-
Janus Balanced	$477,150
MetLife Stock Market Index Guarantee	293,384
American Century: 20th Century Ultra	338,190
Janus Worldwide	222,015
Horizon Offshore, Inc., common stock	1,234,022

Investments at contract value

Metropolitan Insurance Company, guaranteed investment contract, 5.75%	$344,172

During the year ended December 31, 2002, the Plan’s investments appreciated (depreciated) in value as follows:

2002

Investments at fair value as determined by quoted market price

Pooled separate accounts	$(394,003)
Horizon Offshore, Inc., common stock	(542,651)

(936,654)

Investments at contract value

Metropolitan Insurance Company, guaranteed investment contract	20,656

20,656

$(915,998)

4. NONEXEMPT TRANSACTIONS:

     For the year ended December 31, 2002, the Company failed to remit participant contributions for the bi-weekly pay period ended July 30, 2002 to the Plan within the time frame specified by the Department of Labor’s Rules and Regulations for Reporting and Disclosure CFR 2510. 3-102. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in Schedule II. Interest of $695 had accrued as of December 31, 2002. The deemed loan and interest was paid to the Plan on June 20, 2003 and June 25, 2003, respectively.

SCHEDULE I

HORIZON OFFSHORE, INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2002

		Description of investment,
	Identity of issue,	including maturity date, rate
	borrower, lessor, or	of interest, collateral, par
	similar party	or maturity value	Cost	Current value

(a)	(b)	(c)	(d)(1)	(e)

*	Metropolitan Insurance Company	Guaranteed Investment Contract, 5.25%, 34,763.68 units		$451,139

	American Century Investment Management	American Century Strategic Allocation: Aggressive Fund, 31,805.24 units		174,929

	American Century Investment Management	American Century Strategic Allocation: Moderate Fund, 22,151.88 units		116,297

	American Century Investment Management	American Century Strategic Allocation: Conservative Fund, 33,162.85 units		160,840

	Janus Capital Corporation	Janus Balanced, 31,505.49 units		563,318

*	Metropolitan Insurance Company	MetLife Stock Market Index Guarantee, 951.16 units		308,727

	Founders Asset Management	Dreyfus Founders Growth, 21,314.81 units		159,435

	American Century Investment Management	American Century: 20th Century Ultra, 16,504.97 units		349,575

	Janus Capital Corporation	Janus Worldwide, 7,143.75 units		229,529

*	Horizon Offshore, Inc.	Common Stock, $1 par, 296,879 shares		1,478,683

		Cash		62,265

		Total investments		$4,054,737

*	Indicates party in interest.

(1)	Cost information is omitted, as investments are participant-directed.

SCHEDULE II

HORIZON OFFSHORE, INC. 401(k) PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS

AS OF DECEMBER 31, 2002

Description of
transactions,
including maturity
	Relationship to	date, rate of
	plan, employer or	interest,
Identity of party	other party in	collateral, par or		Interest incurred
involved	interest	maturity value	Amount loaned	on loan (1)

Horizon Offshore, Inc.	Employer	Lending of monies from the Plan to the employer (contributions not timely remitted to the Plan) as follows-

		Deemed loan dated July 30, 2002, maturity of June 20, 2003, with interest at 9% per annum	$17,069	$695

(1)	The deemed loan and interest was paid in June 2003. Interest through maturity of the deemed loan was $1,528, of which $695 was accrued as of December 31, 2002.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON OFFSHORE, INC. 401(K) PLAN

Date: June 27, 2003	/s/ DON J. HAYDEN

	By:	Don J. Hayden Vice President Human Resources

INDEX TO EXHIBITS

Exhibit
Number

23.1	-	Consent of Independent Certified Public Accountants

23.2	-	Consent of Independent Auditors

99.1	-	906 Certification for Bill J. Lam

99.2	-	906 Certification for David W. Sharp